United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

MINUTES OF AN EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

Date, place and time:

April 15, 2008, at 9:00 am, through a teleconference centralized in the Company's branch in Guaíba (Guaíba Unit), at Rua São Geraldo n. 1,800, in the City of Guaíba - RS.

Quorum:

Responding to a formal invitation, the following Board members attended the meeting: Carlos Alberto Vieira (Chairman), Haakon Lorentzen, Eliezer Batista da Silva, Luiz Aranha Corrêa do Lago, Ernane Galvêas, João Carlos Chede, Raul Calfat, Álvaro Luis Veloso and Alexandre D'Ambrosio. José Luiz Braga, General Counsel, acted as Secretary.

Summary of the Deliberations: 1. Guaíba Unit's Expansion

The Board approved the expansion of the Company's Guaíba Unit, located in the state of Rio Grande do Sul, aiming to increase its total annual capacity to 1.8 million tons of bleached eucalyptus kraft pulp.

Guaíba Unit's expansion will require total investment of about US$ 2.57 billion, being US$ 1.8 billion for the construction of a new pulp production line, approximately US$ 600 million in forest investment (including land acquisition, infrastructure and silviculture) and about US$ 170 million in logistics and infrastructure.

The work will get under way in the second half of this year, so that the new line comes into operation in August 2010.

2. Performance of Acts Deemed Necessary to Implement the Guaíba Unit's Expansion Project

The Executive Board is fully authorized to perform any and every act deemed necessary to implement the Guíba Unit's expansion project, including the acquisition of building projects, equipment and/or real estate and the entering into of financing arrangements, both in foreign or local currency. The Executive Board is also authorized to create liens on the industrial complex located in the Municipality of Guaíba - RS, including liens on the real estate property and all construction work and equipment installed therein, presently or in the future.

Closing:

The resolutions were decided with the unanimous approval of the Board members present. Since there was no further business, the Meeting was closed, with the drawing up of these Minutes, signed by those present.

Guaíba-RS, April 15, 2008.

Carlos Alberto Vieira Chairman

José Luiz Braga Secretary

Haakon Lorentzen

Eliezer Batista da Silva

Luiz Aranha Corrêa do Lago

Ernane Galvêas

João Carlos Chede

Raul Calfat

Álvaro Luis Veloso

Alexandre D'Ambrosio

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer